SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

RIDER

Income ON Demand Benefit

This rider (“Rider”) is made part of the Contract to which it is attached.  The Rider is effective on the Rider Effective Date as defined below.  Additional Purchase Payments may not be made after the first year following the Rider Effective Date.  The Rider may be cancelled at any time.  See the “Cancellation of the Income ON Demand Benefit” section below.

DEFINITIONS

Unless defined below or elsewhere in this Rider, capitalized terms used herein shall have the meanings ascribed to them in the Contract (including the Contract Specifications page) to which this Rider is attached.

Account:	the Accumulation Account as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Quarter:	a three month period with the first Account Quarter beginning on the Contract’s Date of Coverage.

Account Value:	the Accumulation Account Value as set forth in the Contract section “Contract Values During Accumulation Period.”

Annual Income Amount:
the amount added to the Stored Income Balance on each Account Anniversary following the Income ON Demand Coverage Date; it is equal to a percentage of the Income Benefit Base on the date of crediting based on the attained age of the Owner.

Designated Funds:	the variable investment options listed on the Contract Specifications page under the heading Choose Your Portfolio Investment Options.

Income Benefit Base:	the amount used to calculate the Annual Income Amount and the cost for the Income ON Demand Benefit.

Income ON Demand Benefit:	a guaranteed withdrawal benefit made available by the Company through this living benefit Rider.

Income ON Demand Coverage Date:	the date of the Account Anniversary following the Owner's 50th birthday, or the Rider Effective Date if the Owner is at least age 50 on the Rider Effective Date.

Income ON Demand Fee:	the fee paid for the Income ON Demand Benefit. The fee may be higher if joint-life coverage is selected.

One-time Option:	An option that allows the Owner to increase their Annual Income Amount, by decreasing the Stored Income Balance; may be elected only once.

Owner: Rider Effective Date:
except as otherwise specifically noted under the “Joint-Life Coverage” section below, as used in this Rider the term “Owner” refers to  the oldest Owner of the Contract; in the case of a non-natural Owner, the term “Owner” refers to the oldest Annuitant.

the later of the Contract’s Date of Coverage or the date on which the rider is added to the Contract.

Stored Income Balance:
the amount that the Owner may withdraw at any given time after age 59 ½ without causing a loss to the Income Benefit Base.  It is increased each year by the Annual Income Amount and decreased by withdrawals and by exercising the One-time Option.

THE INCOME ON DEMAND BENEFIT

The Income ON Demand Benefit guarantees annual withdrawals during the Owner's lifetime, regardless of investment performance, subject to the terms and conditions of this Rider.  The amount of the annual withdrawal can be any amount up to the Stored Income Balance.  Any unused portion of the Stored Income Balance remains available for future withdrawals.   If no withdrawals are made during the first 10 years following the Rider Effective Date, then the Company will credit the Owner's Account Value with an amount equal to the excess, if any, of total Purchase Payments (or Account Value as of the Rider Effective Date if this Rider is added to the Contract subsequent to the Contract’s Date of Coverage) over the amount of the Account Value at the time of crediting.  See the “Tenth-Year Credit” section below.

Determining the Income Benefit Base, the Annual Income Amount and the Stored Income Balance
On the Rider Effective Date, the Income Benefit Base is equal to the initial Purchase Payment (or Account Value as of the Rider Effective Date if the Rider is added after the Contract’s Date of Coverage).  Thereafter, the Income Benefit Base is:

●	adjusted following any withdrawals taken before the Owner reaches age 59 ½;

●	adjusted following any withdrawals taken after the Owner reaches age 59 ½, if such withdrawal is in excess of the Stored Income Balance at the time of the withdrawal;

●	adjusted by any step-ups as described below under the “Step-Up Under the Income ON Demand Benefit” section;

●	increased to the extent the Owner exercises the One-time Option to use any amount of the Stored Income Balance, as described below under the “How the Income ON Demand Benefit Works” section; and

●	increased by any subsequent Purchase Payments made during the first year following the Rider Effective Date.

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On every Account Anniversary beginning on the Income ON Demand Coverage Date, the Annual Income Amount equals a percentage of the then Income Benefit Base.  This percentage, determined yearly, is based on the age of the Owner on the Account Anniversary as set forth in the table below:

Attained Age	Percentage Applied to the Income Benefit Base
45-49	2%
50-54	3%
55-59 1/2	5%
60-70	6%
71-80	7%
81+	8%

On the Income ON Demand Coverage Date, the Stored Income Balance equals the Annual Income Amount.  Thereafter, the Stored Income Balance:

●	increases by a percentage (see table above) of any subsequent Purchase Payments made during the first year following the Rider Effective Date depending on the age of the Owner; and

●	increases on each Account Anniversary by the amount of the Annual Income Amount determined on that Anniversary; and

●	decreases by the amount of any withdrawals taken; and

●	decreases by any amount used in exercising the One-time Option to increase the Income Benefit Base

How the Income ON Demand Benefit Works
Under the Income ON Demand Benefit, the Owner may take withdrawals up to the amount of the Stored Income Balance at any time.  Although the Stored Income Balance begins accumulating following the Income ON Demand Coverage Date, the Owner may not begin withdrawing the Stored Income Balance until the Owner reaches at least age 59 ½ without reducing the Income Benefit Base.  If the Account Value is reduced to zero, as long as the Income Benefit Base is greater than zero, then the Owner will receive an amount equal to the Annual Income Amount every year for the life of the Owner.

The Stored Income Balance can be used in two ways:

●	the Owner can withdraw all or a portion of the Stored Income Balance through partial withdrawals; or

●	the Owner can use all or a portion of the Stored Income Balance to effect a one-time increase of the Income Benefit Base.

Any unused portion of the Stored Income Balance remains available for future withdrawals.

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Withdrawals from the Stored Income Balance can be taken at any time after age 59 ½ without affecting the Income Benefit Base.  If the Owner makes a withdrawal that does not exceed the Stored Income Balance, then:

●	the Stored Income Balance will be decreased by the amount withdrawn; and

●	the withdrawal will not be subject to surrender charges, if the owner has reached age 59 ½.

One-time Option
The Owner also has the option to use all or a portion of the Stored Income Balance to increase the Income Benefit Base.  This option allows the Owner to increase the future Annual Income Amount.  This option may be exercised only once and must occur prior to the Annuity Commencement Date.  If the Owner elects to use any Stored Income Balance to increase the Annual Income Amount then:

●	the Stored Income Balance will be decreased by the amount used; and

●	the amount of the Stored Income Balance used will be added to the Income Benefit Base, and

●
the Annual Income Amount will be reset on the next Account Anniversary.  It is equal to a percentage of the Income Benefit Based.  Please see the section “Determining the Income Benefit Base, the Annual Income Amount and the Stored Income Balance” for the applicable percentage.

Subsequent to the exercise of this One-time Option, the new Annual Income Amount will be added to the Stored Income Balance on each Account Anniversary, unless and until there is another occurrence (as noted in this section) that changes the Annual Income Amount.

As described below under the “Withdrawals Under the Income ON Demand Benefit” section, if the Account Value falls to zero, the Owner must withdraw the full amount of the Stored Income Balance in a lump sum or exercise the One-time Option, provided the Owner is eligible to make such election.

Withdrawals Under the Income ON Demand Benefit
Starting at age 59 ½, the Owner may take withdrawals up to the Stored Income Balance without affecting the Income ON Demand Benefit.  These withdrawals will reduce the Stored Income Balance dollar-for-dollar, but will not change the Income Benefit Base.  If a withdrawal is taken that exceeds the Stored Income Balance (or the required minimum distribution amount, if higher), then the Income Benefit Base will be reset to equal the lesser of:

●
the Income Benefit Base prior to the withdrawal reduced dollar-for-dollar by the amount of the withdrawal that exceeds the Stored Income Balance (or the yearly required minimum distribution amount, if higher); and

●	the Account Value after the withdrawal.

The Annual Income Amount will be recalculated based on the reduced Income Benefit Base.  In addition, all withdrawals taken before the Owner reaches age 59 ½ will be treated as excess withdrawals and the Income Benefit Base will be reduced in the same manner stated above for other excess withdrawals.

Withdrawals taken prior to the Owner reaching age 59 ½ will be subject to surrender charges if they exceed the Contract's free withdrawal amount. Commencing when the Owner reaches age 59 ½, withdrawals taken under this Rider will not be subject to withdrawal charges unless they exceed the greatest of the Contract's free withdrawal amount, the Stored Income Balance, or any required minimum distribution.

If the Account Value is reduced to zero and the Income Benefit Base remains greater than zero, then the Income ON Demand Benefit will continue.  However, no subsequent Purchase Payments will be accepted, no death benefit or annuity benefits will be payable, and all benefits under the Contract, other than the Income ON Demand Benefit, will terminate.  In that year, the Owner must deplete the Stored Income Balance by either:

●	taking a lump sum withdrawal equal to the full amount of the Stored Income Balance; and/or

●	using the option to increase the Annual Income Amount using the One-time Option (See the “ One-time Option” section of this Rider).
Each year thereafter, if the Owner has elected single-life coverage, the Owner will receive annual payments equal to the Annual Income Amount as long as the Owner is alive.  If the Owner elected joint-life coverage, then payments will continue until the death of both spouses.  See the “Owner’s Death under the Income ON Demand Benefit” section below.

If there is any change to the current Code governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Stored Income Balance as an excess withdrawal.

Cost of the Income ON Demand Benefit
The Income ON Demand Fee is set forth in the Contract Specifications page, unless the Income ON Demand Fee is later modified.  See the “Step-Up Under the Income ON Demand Benefit” and the “Joint-Life Coverage” sections below.  The Income ON Demand Fee will be made as a specific deduction from the Account Value, taken on the last valuation day of the Account Quarter.  The initial Income ON Demand Fee will be applied on the last valuation day at the end of the Account Quarter during which the Rider became effective.  Thereafter, the Income ON Demand Fee will continue to be deducted until the Annuity Commencement Date, the Account Value declines to zero, or the Income ON Demand Benefit is cancelled.  See the “Cancellation of the Income ON Demand Benefit” section below.

Tenth-Year Credit
The Account Value may increase if no withdrawals are made during the first ten years from the Rider Effective Date.  On the tenth anniversary following the Rider Effective Date, provided no prior withdrawals have been made during that time period, the Company will credit the Account Value with an amount equal to the excess, if any, of total Purchase Payments (or Account Value as of the Rider Effective Date if this Rider is added to the Contract subsequent to the Contract’s Date of Coverage), over the Owner's then Account Value.  The Income Benefit Base will not change.  The tenth-year credit will be allocated on a pro rata basis to all Designated Funds in which the Owner is invested at the time.

Step-Up Under the Income ON Demand Benefit
On each Account Anniversary prior to the maximum Annuity Commencement Date, if the Account Value, less the Stored Income Balance, is greater than the current Income Benefit Base, the Company will step-up the Income Benefit Base to an amount equal to the Account Value less the Stored Income Balance.  After the step-up, the Annual Income Amount will be calculated as a percentage of the new Income Benefit Base as set forth in the “Determining the Income Benefit Base, the Annual Income Amount and the Stored Income Balance” section.  Upon step-up, the Income ON Demand Fee may be higher than the current Income ON Demand Fee as set forth above under the “Cost of the Income ON Demand Benefit” section. The step-up will occur automatically unless it would cause the Income ON Demand Fee to increase, in which case the Company will send advance notification to the Owner of the option to elect the step-up.  The Owner's prior written consent is required to accept the higher Income ON Demand Fee and initiate the step-up.  The Income ON Demand Fee will be set by the Company based on current market conditions at the time of any step-up.

A step-up will not be allowed if the Account Value, less the Stored Income Balance, is higher than $5,000,000.  For purposes of determining the $5,000,000 limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
All Account Value must be invested in one or more of the Designated Funds during the entire term of the Income ON Demand Benefit.  The term of the Income ON Demand Benefit is for life, unless the Income Benefit Base is reduced to zero or the Income ON Demand Benefit is cancelled as described below under the “Cancellation of the Income ON Demand Benefit” section.  The application package contains a list of the only Funds, Guarantee Period dollar cost averaging programs, and asset allocation models that currently qualify as Designated Funds.  The Company reserves the right, in its sole discretion, to change the available Designated Funds on new and existing Contracts without prior notice.  Any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of a step-up, the company reserves the right to require that all account values be allocated to the designated funds then available.  A future transfer or allocation of Purchase Payments to other than a Designated Fund will result in cancellation of this Rider.  See the “Cancellation of the Income ON Demand Benefit” section below for additional restrictions.

Joint-Life Coverage
The Owner has the option of electing the Income ON Demand Benefit with single-life coverage or, for a higher Income ON Demand Fee, with joint-life coverage.  Joint-life coverage is available only if the Owner and sole beneficiary are spouses.  Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract.  Single-life coverage provides an Annual Income Amount until any Owner dies; joint-life coverage provides an Annual Income Amount for as long as either the Owner or the Owner's spouse is alive.  If joint-life coverage is elected on a co-owned Contract, then the spouses must co-own the Annuity.  If joint-life coverage is elected, then the Annual Income Amount will be calculated and begin accumulating on the Account Anniversary following the 50th birthday of the younger spouse, or on the Rider Effective Date if both spouses are at least age 50 on that date.  Withdrawals of the Stored Income Balance cannot be taken until the Account Anniversary following the younger spouse attaining age 59 ½ without reducing the Income Benefit Base.

Either single-life or joint-life coverage must be elected not later than the Rider Effective Date.  Once elected, the Owner may not switch between single-life and joint-life coverage.  With respect to joint-life coverage, should the Owner's spouse (as of the Rider Effective Date) cease to be the sole primary beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage.  Under these circumstances, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

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Cancellation of the Income ON Demand Benefit
The Owner may cancel the Rider at any time upon notice to the Company.  Upon cancellation, all benefits offered under the Rider shall immediately cease, the Rider may not be reinstated, and Income ON Demand Fees will terminate.

With respect to the requirement set forth above in the “Designated Funds” section that Account Value at all times be invested in one or more Designated Funds, the Rider automatically will be cancelled under the following circumstances:

●	if any Purchase Payment is allocated to an investment option other than a Designated Fund; or
●	if any portion of Account Value maintained in a Designated Fund is transferred into any investment option other than a Designated Fund.

The Rider will be cancelled upon a change of ownership of the Contract.

Death of Owner
If single-life coverage was selected, at the death of any Owner then the Rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, the Beneficiary may elect to receive the Stored Income Balance.  If the surviving spouse is the sole Beneficiary and elects to continue the Contract (“spousal continuation”), then the spouse has the additional option of electing to participate in a new Rider on the original Contract assuming that the Income ON Demand Benefit is available to new Owners at the time of such election.  If the surviving spouse makes such election then:

●	the new Account Value will be the greater of the Stored Income Balance on the original Contract or the Death Benefit;

●	the new Income ON Demand Fee will be set by the Company based on market conditions at the time and may be higher than the current Income ON Demand Fee;

●	the new Income Benefit Base will be equal to the Account Value after any Death Benefit has been credited; and

●	the new Stored Income Balance will be reset to zero.

If joint-life coverage was selected and one of the Owners dies, then the Income ON Demand Benefit will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (“spousal continuation”).  In such case:

●	the new Account Value will be equal to the Death Benefit;

●	the Stored Income Balance will remain unchanged; and

●
the Income Benefit Base will remain unchanged until the next Account Anniversary when a step-up could apply due to an increase in Account Value.  See the “Step-Up Under the Income ON Demand Benefit” section above.

At the death of the surviving spouse, the Contract, including the Income ON Demand Benefit, terminates.

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What Happens on the Maximum Annuitization Commencement Date
If the Account Value is greater than zero on the maximum ACD, then the Owner may elect to:

1.	surrender the Contract and receive the Accumulated Account Value or the Stored Income Balance, if greater; or

2.	annuitize the Account Value under one of the then currently available Annuity Options.

3.
(a) receive any remaining Stored Income Balance in a single sum and (b) annuitize your remaining Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected at issue and still eligible) with an annualized annuity payment of not less than the applicable Annual Income Amount.

If no election is made, then the Company will default to the third option.

If the Account Value is equal to zero and the Income Benefit Base is greater than zero on or before the maximum Annuity Commencement Date, then the Owner will receive the full Annual Income Amount until the Owner's death.

All other Contract benefits, including death benefits, terminate on the maximum Annuity Commencement Date.

Signed by the Company at its Executive Office, Wellesley Hills, Massachusetts.

/s/ Robert C. Salipnate	/s/ Michael S. Bloom
Robert C. Salipante President	Michael S. Bloom Secretary

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